Tel 713.758.2222    Fax 713.758.2346

March 6, 2017

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.

Preliminary Proxy Statement on Form PREM14A

(the “Preliminary Proxy Statement”)

Filed January 18, 2017

File No. 1-37712

Dear Ms. Nguyen:

Set forth below are the responses of KLR Energy Acquisition Corp. (the “Company,” “KLRE,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter, dated February 14, 2017, concerning the Preliminary Proxy Statement and the merger transactions contemplated therein. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Revised Proxy Statement marked to show changes from the Preliminary Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement, unless otherwise noted.

Summary Term Sheet, page 1

1.	Please clarify that the “certain assets and liabilities” that Tema will contribute and transfer to Rosehill Operating will not constitute all of Tema’s assets and liabilities.

We have revised the disclosure to clarify this statement on pages 2, 9, 11 and 104.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

March 6, 2017 Page 2

2.	Please disclose here the terms of the PIPE Investment, including the amount and price of each type of security to be issued, and the identity of the investors to whom you will issue the securities.

We have revised the disclosure to add information regarding the terms of the PIPE Investment on page 2.

Questions and Answers about the Proposals for Stockholders, page 9

What equity stake will current stockholders of the Company . . . ?, page 12

3.	Please also disclose here the equity stake of your current stockholders which takes into account the conversion or exchange of your Series A Preferred Stock and your Class B common stock into Class A common stock. Additionally, please clarify why, given that you will issue 4,250,000 shares of Class A common stock upon conversion of the Founder Shares, the holders of your Founder Shares will own 3,515,296 shares of your Class A common stock upon completion of the Business Combination.

We have revised the disclosure to add the requested information on pages 3, 12, 31 and 80-81.

What interests do the Company’s current officers and directors have in the Business Combination?, page 16

4.	In the final bulleted item, you reference “certain rights” that your Sponsor will be provided if the business combination is approved. Please briefly describe these rights and make corresponding revisions to your disclosure on pages 34 and 75. In your revised disclosure, please also describe the new corporate opportunity provision in your Certificate and how it relates to the “exempted persons.”

We have revised the disclosure to add information regarding these rights and the corporate opportunity provision in our Certificate on pages 6, 17, 34-35, 75, 101 and 127.

Parties to the Business Combination, page 23

Tema Oil and Gas Company and Rosehill Operating, page 23

March 6, 2017 Page 3

5.	In the penultimate paragraph of page 23, you state that you “identified 202 potential horizontal drilling locations in up to ten formations from Brushy Canyon down through the Wolfcamp B.” Please balance this disclosure by clarifying that only 25 of these locations were associated with proved undeveloped reserves as of December 31, 2016. We note the disclosure in footnote (1) on page 209.

We have revised the disclosure as requested on page 23.

Related Agreements, page 24

Tax Receivable Agreement, page 27

6.	Please revise this section to specify for how long the 90% of the net cash savings payments to Tema are to continue. We note that the reference to “90% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing” does not identify or quantify the “periods.”

We have revised the disclosure to add the requested information on pages 28 and 119.

Risk Factors, page 46

Risks Related to the Company and the Business Combination, page 70

“Our Sponsor, directors and officers have a conflict of interest . . . ” page 75

7.	Please quantify the total out-of-pocket expenses incurred by your Sponsor, directors and officers as of a recent practicable date. We note the disclosure on page F-12 that the audit committee will review these expenses on a quarterly basis.

We have revised the disclosure to add the requested information on page 76.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 87

Pro Forma Adjustments, page 88

8.	Your disclosure of the material terms of the tax receivable agreement with Tema states that a tax payable is not recorded as the actual tax savings are not currently estimable, or even deemed likely. However, in the risk factor disclosure on pages 83¬84, you (i) discussed your expectation that the payments you are required to make under the tax receivable agreement will be substantial and (ii) included a placeholder for the estimated termination payments assuming the agreement was terminated immediately after the closing of the business combination. Please address the following:

•	Describe why a tax payable under the tax receivable agreement is not currently estimable or deemed likely;

March 6, 2017 Page 4

•	Provide a range of the estimated total tax receivable liability assuming the early termination provisions contained in the tax receivable agreement is triggered; and,

•	Explain how you considered disclosure of the potential impact on future earnings associated with this contingency in your pro forma presentation.

We acknowledge the Staff’s comment.

Reasons for why a tax payable with respect to the TRA is not currently estimable or deemed likely:

An increase in the tax basis of assets contributed to Rosehill Operating would occur at the closing of the Business Combination if Tema were to recognize any taxable gain at that time as a result of the distribution (or deemed distribution for U.S. federal income tax purposes) to it of cash, shares of class B common stock and Tema warrants. Based on preliminary calculations prepared by Tema, no gain is expected to be recognized in connection with the closing and, therefore, no liability under the Tax Receivable Agreement has been recognized in the accompanying pro forma balance sheet. In the future, if and when Tema exercises its right to cause Rosehill Operating to redeem all or a portion of its Rosehill Operating Common Units, it is expected that a liability under the Tax Receivable Agreement will be created based on 90% of the estimated future cash tax savings that KLRE will realize as a result of certain increases in the basis of the assets of Rosehill Operating as a result of such redemption; the amount of the increase in asset basis and the related estimated cash tax savings will depend on the price of our Class A common stock at the time of the relevant redemption. Due to the uncertainty surrounding the amount and timing of future redemptions of Rosehill Operating Common Units by Tema, we do not believe it is reasonable to estimate the Tax Receivable Agreement liability.

March 6, 2017 Page 5

Range of the estimated total tax receivable liability assuming the early termination provisions contained in the tax receivable agreement is triggered:

We have revised to expand the disclosure as requested on page 89.

Disclosure of the Potential Impact on Future Earnings:

From a pre-tax standpoint upon a possible exercise of Tema’s redemption right, Rosehill Operating would redeem a number of Tema’s Rosehill Operating Common Units (and a corresponding number of shares of Class B common stock would be canceled) for, at Rosehill Operating’s option, shares of our Class A common stock on a one-for-one basis or an equivalent amount of cash. Upon the exercise of the redemption right, KLRE may, at its option, effect a direct exchange of Class A common stock or cash for the relevant Rosehill Operating Common Units. This transaction is governed by Topic 810-10-45-23 - as between entities under common control. As a result, no book gain or loss will be recognized by each of Tema, Rosehill, or KLRE.

March 6, 2017 Page 6

Note 1 – Basis of Pro Forma Presentation, page 87

Overview, page 87

9.	You state that the business combination agreement between KLRE and Tema for the acquisition of membership interests in Rosehill Operating will be accounted for as a transaction between entities under common control. Clarify your disclosure regarding the nature of this transaction to address whether it is a reverse acquisition. Refer to FASB ASC 805-10-55-12.

The Company acknowledges the Staff’s comment and has revised pages 33 and 87 of the Proxy Statement to clarify that the business combination will be accounted for as a reverse acquisition, pursuant to the guidance in ASC 805-10-55-12.

March 6, 2017 Page 7

10.

We note that Tema will own approximately 71% of the equity of Rosehill Operating immediately following the business combination agreement with KLRE. We also note that you have identified Rosehill Operating as a variable interest entity and KLRE as the primary beneficiary. Provide us with an analysis of the characteristics of Rosehill Operating underlying its identification as a variable interest entity pursuant to FASB ASC 810-10-15-14. In addition, describe the basis for your conclusion that KLRE is the entity with the ability to direct the activities most significant to Rosehill Operating’s economic performance and the obligation to

March 6, 2017 Page 8

absorb losses / the right to receive benefits from Rosehill Operating that could potentially be significant to Rosehill Operating. Your response should address the voting interest in KLRE that will be held by Tema and the relevant terms of Rosehill Operating’s limited liability company agreement. Refer to FASB ASC 810-10-25.

Pursuant to FASB ASC 810-10-15-14(b)(1), a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, a group the holders of the equity investment at risk lack the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

Variable Interest Entity Analysis of Rosehill Operating

According to ASC 810-10-15-14(c) (emphasis added):

The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

March 6, 2017 Page 9

1. Criterion per ASC 810-10-15-14(c)(1):

By design, all voting interests in Rosehill Operating LLC are held by KLRE as a function of its appointment as sole managing member. Per Section 7.1 of the Rosehill LLC Agreement:

“Except as otherwise required by Law or as explicitly set forth in this Agreement, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and the Managing Member shall make all decisions regarding the business, activities and operations of the Company (including the incurrence of costs and expenses) in its sole discretion without the consent of any other Member and (iii) the Members other than the Managing Member (in their capacity as such) shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company.“

While KLRE controls the functional voting interests in Rosehill Operating (due to the inability of the non-managing members to remove the Managing Member under the terms of the Rosehill Operating LLC Agreement) , its economic interest amounts to approximately 29%, whereas Tema’s direct financial interests in Rosehill Operating are 71%. As such, this criterion is met as the voting interests of both investors are disproportionate to their obligations to absorb the expected losses of Rosehill Operating as well as their rights to receive the expected residual returns.

2. Criterion per ASC ASC 810-10-15-14(c)(2):

Although Tema has disproportionately few voting rights, Rosehill Operating is not a VIE unless substantially all of its activities involve or are conducted on behalf of Tema.    We believe that the “substantially all” criterion involves both a quantitative and qualitative evaluation based on the words of SEC staff member Eric Schuppenhauer, who discussed this while speaking at the 2003 AICPA Conference on Current SEC Developments (emphasis added):

“The second part of this provision is where more judgment is involved. In the event that a registrant concludes that it has disproportionately few voting rights compared to its economics, there must be an assessment of whether substantially all of the activities of the entity either involve or are conducted on behalf of the registrant. There is no “bright-line” set of criteria for making this assessment. All facts and circumstances, qualitative and quantitative, should be considered in performing the assessment.”

March 6, 2017 Page 10

Rosehill Operating’s main activities are focused on the exploration, development, acquisition and production of unconventional oil and natural gas reserves in the Permian Basin. On a quantitative basis, Tema receives the most substantial portion (approximately 71% upon consummation of the transaction) of the economic benefits/losses of Rosehill Operating’s activities. Additionally, there are qualitative factors whereby we have concluded that substantially all of Rosehill Operating’s activities are conducted on behalf of Tema, including:

•	Origins of Rosehill Operating – Rosehill Operating was formed to conduct the same activities (on the same oil and gas properties) formerly wholly-owned by Tema.

•	Dependence of Rosehill Operating on Tema’s employees – nearly all of the operating activities conducted by Rosehill Operating will be performed by former Tema employees.

•	Nature of business conducted by Rosehill Operating – The oil and gas exploration and production activities of Rosehill Operating have historically been managed by Tema whereas KLRE is a special purpose acquisition company with no operating assets and a business plan focused on identifying acquisition targets (as opposed to oil and gas exploration and production activities).

Based on the qualitative and quantitative assessment above, it appears that substantially all of Rosehill Operating’s activities are conducted on behalf of Tema (the party with disproportionately few voting rights in Rosehill Operating); therefore, we believe Rosehill Operating is a VIE.

Primary Beneficiary Analysis of Rosehill Operating

We believe that KLRE is the primary beneficiary of Rosehill Operating as it meets both conditions enumerated within ASC 810-10-25-38A, which states (emphasis added):

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary…A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

March 6, 2017 Page 11

1. Criterion per 810-10-25-38A(a)

KLRE has the power to direct the activities that most significantly impact the VIE’s economic performance pursuant to Sections 7.1 (quoted above) and 8.1 of the Rosehill LLC Agreement, which states that the power to direct the affairs of Rosehill Operating is within the control of its sole managing member (KLRE):

“Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Notwithstanding the foregoing, the Members have all the rights and powers specifically set forth in this Agreement and, to the extent not inconsistent with this Agreement, in the Act. A Member, any Affiliate thereof or an employee, stockholder, agent, director or officer of a Member or any Affiliate thereof, may also be an employee or be retained as an agent of the Company. The existence of these relationships and acting in such capacities will not result in the Member (other than the Managing Member) being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member. Except as specifically provided herein, a Member (other than the Managing Member) shall not, in its capacity as a Member, take part in the operation, management or control of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company.”

Based on the terms of the Rosehill LLC Agreement, the non-managing member has no significant rights (i.e., no kick-out rights or participating rights) and cannot dissolve the LLC without consent of the managing member.

2. Criterion per 810-10-25-38A(b)

Upon closing, KLRE will have a 29% economic interest in the profits and/or losses of Rosehill Operating; therefore, KLRE will have an obligation to absorb losses of Rosehill Operating that could be potentially significant to the VIE (as well as a right to receive benefits that would be potentially significant).

As a result of the foregoing, we believe Rosehill Operating is a variable interest entity pursuant to FASB ASC 810-10-15-14 and that KLRE is the entity with the ability to direct the activities most significant to Rosehill Operating’s economic performance and the obligation to absorb losses (and the right to receive benefits) from Rosehill Operating that could potentially be significant to Rosehill Operating.

March 6, 2017 Page 12

Note 2 – Pro Forma Adjustments and Assumptions, page 93

Pro Forma Adjustments to the Statement of Operations, page 93

11.	Tell us how you considered providing pro forma adjustments reflecting the tax effect of your acquisition of a portion of the equity of Rosehill Operating. If pro forma tax adjustments are deemed necessary, the calculation of the related amounts should be based on the statutory tax rate.

We do not believe that a pro forma income tax benefit should be recorded since KLRE, the principal taxable entity, is a new C corporation with no history of earning taxable income, and, due to the Tax DD&A allocated to it by the Rosehill Operating LLC Agreement, would not likely record any taxable income in the near future. As such, KLRE would be required to offset any suggested deferred tax asset resulting from the pre-tax loss allocated to it by a valuation allowance equal to this deferred tax asset pursuant to ASC 740-10-30-16/25. Thus, (x) no income tax benefit is recorded for either income statement presented, and (y) the historic Rosehill Operating income tax expense should remain, as it is attributable to the Texas Margin tax that is levied at the Rosehill Operating level, and is treated as an income tax under Topic 740.

12.	In pro forma adjustment (e), expand your disclosure to provide information regarding outstanding warrants and to discuss why you have not quantified the potential effect in the diluted earnings per share computation (e.g., inclusion of the warrants would be anti-dilutive).

We have revised to expand the disclosure as requested on page 94-95.

March 6, 2017 Page 13

13.	We note that shares of Class F common stock will automatically convert to a number of shares of Class A common stock equal to 20% of the total number of all shares of Class A common stock outstanding, capped at 4,250,000 shares. Tell us why pro forma adjustment (f) includes 4,250,000 shares of Class A common stock as the quantity to be issued in connection with the conversion of Class F shares as this appears to be in excess of 20% of the total number of all shares of Class A common stock outstanding. This comment also applies to adjustments (i) and (k) to the pro forma balance sheet.

Section 4.3(b)(ii) of KLRE’s Amended and Restated Certificate of Incorporation provides that the Class F common stock will automatically convert into a number of shares of Class A common stock that will equal 20% of the Class A common stock outstanding after the Business Combination. However, the definition of “outstanding” for purposes of this calculation includes equity-linked securities in addition to the shares of Class A common stock actually outstanding (excluding securities issuable to a seller in connection with a business combination). Because this calculation takes into account equity-linked securities, the 20% of “outstanding” Class A common stock includes outstanding warrants and Series A preferred stock of KLRE, on an as-exercised and as-converted basis. As a result, 20% of the number of “outstanding” shares of Class A common stock (when aggregated with outstanding equity-linked securities), exceeds 4,250,000 shares, as noted in the following calculation:

Class A common stock outstanding	8,185,320
Class A common stock issuable upon exercise of PIPE Warrants	5,000,000
Class A common stock issuable upon conversion of Series A preferred stock	6,521,738

Total outstanding prior to conversion of Class F common stock	19,707,058
20% of total outstanding (after conversion of Class F common stock)	4,926,764

Calculated total outstanding	24,633,822

However, the number of shares into which the Class F common stock can convert will be capped at 4,250,000 pursuant to the waiver agreement between KLRE and our Sponsor.

Background of the Business Combination, page 118

14.	Throughout this section, please identify by name those individuals who were actually involved in each stage of the discussions and negotiations to which you refer. We also note in this regard several references to Tema’s “management team” throughout this section.

We have revised the disclosure to add the requested information beginning on page 120.

March 6, 2017 Page 14

15.	We note the disclosure on page 119 that you considered approximately 75 potential acquisition targets. Please revise to describe the size and material attributes of these acquisition targets.

We have revised the disclosure to add the requested information on page 120.

16.	On July 15, 2016 we note that KLR Group held an introductory meeting with Tema. Please clarify whether you approached Tema with the business combination proposal.

We have revised the disclosure on page 120 to clarify that we did not approach Tema with the business combination proposal at that time.

17.	Revise to disclose the potential range of valuations for Tema and the public company valuations that have comparable assets which were discussed at the August 24, 2016 meeting.

We have revised the disclosure to add the requested information on page 120.

18.	We note the disclosure that between August 29, 2016 and October 4, 2016, Mr. Hanna and representatives of KLR Group conducted due diligence on Tema and determined that Tema was attractively positioned. At this point during negotiations, please clarify whether KLR considered alternative business combination candidates.

We have revised the disclosure on page 121 to clarify that we did consider alternative business combination candidates, but none that we deemed as attractive as Tema.

19.	Please expand your discussion of the parties’ negotiations underlying the determination of the ratios resulting in the post-closing equity ownership of the company.

We have revised the disclosure to add the requested information on page 121.

20.	We note that on October 4, 2016 Rosemore, Tema and KLRE executed a letter of intent which proposed a $400,000,000 enterprise value for the contributed assets. Please expand the disclosure here to describe how your board of directors and the parties involved arrived at its valuation of Rosehill Operating. We further note the disclosure that the terms of the letter agreement were determined jointly by Mr. Hanna and the KLR Group.

We have revised the disclosure to add the requested information on page 122.

March 6, 2017 Page 15

21.	You state on page 121 that on October 4, 2016, members of KLRE, KLR Group and an outside placement agent discussed the process of sourcing additional capital through a PIPE. Please enhance your disclosure to explain why you chose to source additional capital through a PIPE rather than any alternative capital raising method, and identify the outside placement agent. You also state on page 121 that, “On or about December 11, 2016, Mr. Kovalik and Mr. Hanna discussed structuring the PIPE Investment as a private placement of Series A Preferred Stock and warrants rather than a private placement of Class A common stock.” Please expand your disclosure to explain why you structured the PIPE Investment in this manner.

We have revised the disclosure to add the requested information on page 122.

The Company’s Board of Director’s Reasons for the Approval of the Business Combination, page 122

22.	Please expand the disclosure in this section by discussing the negative factors that the board considered in approving the business combination. We note your related disclosure in the final paragraph of page 122. Further, please discuss the consideration that the board gave to the net losses over recent fiscal periods that are associated with the business to be contributed, and the reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss the net losses, please clarify.

We have revised the disclosure to add the requested information on page 124.

Certain Company Projected Financial Information, page 124

23.	We note that the financial projections prepared by Tema and provide to KLR Energy reflect assumptions with respect to “general, business, economic, market, regulatory and financial conditions and various other factors” and “growth assumptions.” Please expand to disclose the material assumptions made in arriving at the financial projections on page 124.

We have revised the disclosure to provide these assumptions on page 125.

March 6, 2017 Page 16

Proposal No. 2 — Classification of the Board of Directors, page 134

24.	Please state whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. Refer to Instruction 1 to Item 19 of Schedule 14A.

We have revised the disclosure to add the requested information on page 135.

Proposal No. 7 — Approval of Amendments to Current Certificate to Authorize the Establishment of the Class B Common Stock as a New Class of Capital Stock, page 147

25.	Please clarify throughout the proxy statement and form of proxy card that, pursuant to the proposed amendments, you will only be permitted to issue shares of Class B Common Stock to Tema Oil and Gas Company, its successors and assigns. Refer to Exchange Act Rule 14a-4(a)(3).

We have revised the disclosure to add the requested information on page 148 and on the form of proxy card.

Comparison of Current Certificate to Proposal Certificate, page 147

Proposal No. 10 — Election of Directors to the Board of Directors, page 171

26.	Please disclose Gary C. Hanna’s employment from June 2014 to September 2015, and make corresponding changes to page 191.

We have revised the disclosure to add the requested information on page 193.

Information about the Company, page 190

Management, page 192

Directors and Executive Officers, page 192

27.	Please disclose Tiffany J. Thom’s employment from June 2014 to September 2015.

We have revised the disclosure to add the requested information on pages 193-194.

Related Party Transactions, page 207

28.	You state here that you “agreed to reimburse an affiliate of [y]our Sponsor for certain expenses incurred in connection with the employment of Mr. Hanna, [y]our Chief Executive Officer, and Ms. Thom, including employment related taxes (paid in connection with Ms. Thom’s annual salary) and health benefits.” Please identify this affiliate and quantify the amount of expenses to be reimbursed.

We have revised the disclosure to add the requested information on page 209.

March 6, 2017 Page 17

Information about Rosehill Operating, page 209

General, page 209

29.	You state in the second full paragraph of this section that your acreage is predominantly located in Loving, Texas, “where well performance typically indicates greater productivity and recoverable reserves compared to other portions of the Delaware Basin.” Please provide objective support to substantiate this claim.

We have revised the disclosure on page 211 to remove this statement.

30.	In the first full paragraph of page 210, you attribute Rosehill’s Operating’s decrease in its drilling and completion costs in part to “the reduction or elimination of unnecessary costs.” Please expand your disclosure to describe briefly these unnecessary costs.

We have revised the disclosure on page 213 to describe these cost-saving measures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rosehill Operating, page 238

Overview, page 238

Derivative Activity, page 240

31.	You state that Rosehill Operating’s ability to enter into commodity derivative arrangements at favorable prices may be limited in the current commodity price environment. Provide additional information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Your revised disclosure should compare derivative agreements entered into in prior periods to those currently in place and explain how differences in terms are expected to affect your ability to reduce the effect of price changes. Refer to Section III.B.3. of Financial Reporting Release No. 72.

We have revised the disclosure to provide the information requested on pages 243-245.

March 6, 2017 Page 18

Results of Operations, page 246

32.	Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, quantify the impact of changes in sales prices and production as part of your analysis of revenue and service provider costs and workover expenses as part of your analysis of lease operating expenses. Your revised variance explanations should fully address the change between periods. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D of Financial Reporting Release No. 36.

We have revised the disclosure to quantify these amounts and to provide the information requested beginning on page 248.

Capital Requirements and Sources of Liquidity, page 251

Analysis of Cash Flow Changes for the Nine Months Ended September 30, 2016 and 2015, page 253

33.	In your discussion of cash flow from operating activities, you state that the year-over-year increase in net cash “was primarily due to an increase in changes in current assets and current liabilities.” Please specify and quantify these changes.

We have revised the disclosure to reflect year-end financials, and the revised disclosure specifies and quantifies these changes beginning on page 255.

Critical Accounting Policies and Estimates, page 256

34.	You disclose that Rosehill Operating may be required to take impairments or write-downs of the carrying values of its properties if commodity prices decrease. Considering your statement that commodity prices are highly volatile, expand your disclosure to provide additional detail regarding the reasonably possible near-term changes to your proved reserves and the potential for impairments of oil and natural gas properties. Your revised disclosure should address the following:

•	Address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;

•	Provide additional detail explaining the basis for key assumptions such as those related to commodity prices and analyze the uncertainties associated with your key assumptions;

March 6, 2017 Page 19

•	Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past; and,

•	Analyze sensitivity of key assumptions to change based on outcomes that are reasonably likely to occur.

Refer to Section V of Financial Reporting Release No. 72.

We have revised the disclosure to provide the information requested on page 259.

Beneficial Ownership of Securities, page 278

35.	Please identify the individual or individuals who have voting and dispositive power over the shares held by K2 Principal Fund, L.P., Weiss Asset Management LP, and Boothbay Absolute Return Strategies, LP. Refer to Item 403 of Regulation S-K

We have revised the disclosure to add the requested information on pages 281-282.

Notes to the Financial Statements

Note 13 – Supplementary Disclosures of Oil and Natural Gas Activities, page FIN-67

Estimated Oil and Natural Gas Reserves, page FIN-67

36.	Revise to provide the total reserve quantities for all products and to separately present quantities of proved developed and undeveloped reserves as of the beginning and end of each year. Also, tell us how you considered separately disclosing quantities of natural gas liquids. Refer to FASB ASC 932-235-50-4 and 932-235-55-2.

We have revised the disclosure to provide the information requested beginning on page FIN-47.

Please contact the undersigned at (713) 758-2477 or W. Matthew Strock of the same firm at (713) 758-3452 should you require further information.

Very truly yours,

/s/ Sarah K. Morgan
Sarah K. Morgan

March 6, 2017 Page 20

cc:	Securities and Exchange Commission

Jeannette Wong

Ethan Horowitz

Parhaum J. Hamidi

cc:	KLR Energy Acquisition Corp.

Gary C. Hanna

Edward Kovalik

T.J. Thom

Gregory R. Dow